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                                                                      EXHIBIT 11




Statement Regarding Computation of Earnings Per Share

(in 000's, except per share amounts)
                                    Three Months Ended        Nine Months Ended

                                     Sept. 30,  Oct.2,       Sept. 30,  Oct. 2,
                                       2000      1999          2000      1999

Weighted average shares outstanding   47,248   48,200         47,250    48,422

Effect of dilutive securities             67      464             86       823

Shares for diluted EPS                47,315   48,664         47,336    49,245


Net income (loss)                    $(3,973) $(5,921)       $   150   $44,458



Per share amounts:

  Basic                              $ (0.08) $ (0.12)       $  0.00   $  0.92


  Diluted                            $ (0.08) $ (0.12)       $  0.00   $  0.90